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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. )
Western Sierra Bancorp

(Name of Issuer)
Common Shares

(Title of Class of Securities)
959522 10 3
(CUSIP Number)
December 31, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐      Rule 13d-1(b)

        ☐      Rule 13d-1(c)

        ☒      Rule 13d-1(d)

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.            959522 10 3

(1)	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
Gary D. Gall

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER	(a)	☐
	OF A GROUP (See Instructions)	(b)	☐

(3)	Sec Use Only

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

Number of Shares Beneficially Owned by Each Reporting Person With:		(5)	SOLE VOTING POWER
101,435 (1)

		(6)	SHARED VOTING POWER
120,576 (2)

		(7)	SOLE DISPOSITIVE POWER
101,435 (1)

		(8)	SHARED DISPOSITIVE POWER
120,576 (2)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
222,011 (1)(2)

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9)
6.1

(12)	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)
Ownership information is as of April 17, 2002 and includes 84,321 shares of Western Sierra Bancorp common stock acquirable by exercise of stock options within 60 days of April 17, 2002.

(2)
Includes 89,812 shares owned jointly as a co-trustee of the Western Sierra Bancorp Employee Stock Ownership Plan, 30,764 shares owned jointly as a co-trustee of Western Sierra Bancorp 401 K Plan. Mr. Gall disclaims beneficial ownership as to those shares beneficially owned by him as co-trustee of the ESOP and 401 K plan to the extent of pass-through voting and investment rights experienced by participants other than himself in the ESOP and 401 K plan.

ITEM 1.

(a)	Name of Issuer
Western Sierra Bancorp ("the Issuer")

(b)	Address of Issuer's Principal Executive Offices
4080 Plaza Goldorado Circle, Cameron Park, CA 95682

ITEM 2.

(a)	Name of Person Filing
Gary D. Gall

(b)	Address of Principal Business Office or, if none, Residence
4080 Plaza Goldorado Circle, Cameron Park, CA 95682

(c)	Citizenship
United States

(d)	Title of Class of Securities
Common Stock

(e)	CUSIP Number
959522 10 3

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP

        See Items 5-9 and 11 on the cover page.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.    ☐

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

         Not applicable.

ITEM 10. CERTIFICATION

        Not applicable.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 22, 2002
Date

/s/ Gary D. Gall
Signature

Gary D. Gall
Name/Title

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute of fact constitute federal criminal violations (see 18 U.S.C. 1001).

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SIGNATURE